Exhibit 97

Eversource Energy
Executive Clawback Policy

The Board of Trustees (the Board) of Eversource Energy (the Company), in order to continue to maintain the best interests of the Company and its shareholders, is adopting this revised Clawback Policy (the Policy), which provides for the recovery of erroneously awarded incentive-based compensation in the event of an Accounting Restatement (as defined below). This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities and Exchange Act of 1934, as amended (the Exchange Act), Rule 10D-1 promulgated under the Exchange Act (Rule 10D-1), and Section 303A.14 of the New York Stock Exchange (NYSE) Listed Company Manual (Listing Standards).

1.Administration: Except as specifically set forth herein, this Policy shall be administered by the Board’s Compensation Committee (except as otherwise provided for herein, referred to as the Administrator). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Administrator is authorized to consult with the Board’s Audit Committee or other Committee(s), as may be necessary or appropriate, as to matters within the scope of such other Committee(s)’ responsibility and authority. Subject to any limitation at applicable law, the Administrator may authorize and empower any officer, employee or advisor of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy other than with respect to any recovery under this Policy involving such officer or employee.

2.Definitions: As used in this Policy, the following definitions apply:
•Accounting Restatement means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
•Applicable Period means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period that results from a change in the Company’s fiscal year within or immediately following those three completed years, except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year. The “date on which the Company is required to prepare an Accounting Restatement” is the earlier to occur of (a) the date the Board, a Committee or any officer or officers of the Company authorized to take such action if Board action is not required concludes or reasonably should have concluded that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.
•Covered Executives means the Company’s current and former executive officers and the Company’s Chief Accounting Officer, as determined by the

Administrator in accordance with the definition of executive officer set forth in Rule 10D-1 and the Listing Standards.
•Erroneously Awarded Compensation means the amount of Incentive-Based Compensation (as defined below) received during the Applicable Period that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the Accounting Restatement, computed on a pre-tax basis.
•Financial Reporting Measure is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): Company stock price; total shareholder return (TSR); revenues; net income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); earnings before interest, taxes, depreciation and amortization (EBITDA); funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earning measures (e.g., earnings per share); revenue per user, or average revenue per user, where revenue is subject to an Accounting Restatement; cost per employee, where cost is subject to an Accounting Restatement; any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an Accounting Restatement; and tax basis income. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission.
•Incentive-Based Compensation means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is received for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

3.Covered Executives; Incentive-Based Compensation: This Policy applies to Incentive-Based Compensation received by a Covered Executive (a) after beginning services as a Covered Executive; (b) if that person served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation; and (c) while the Company had a listed class of securities on a national securities exchange. Recovery of Incentive-Based Compensation is not required (1) with respect to any such compensation received while an individual was serving in a non-executive capacity prior to becoming an executive officer of the Company or (2) from any individual who is an executive officer on the date on which the Company is required to prepare an Accounting Restatement but who was not an executive officer of the Company at any time during the performance period for which the incentive-based compensation is received.

4.Required Recoupment of Erroneously Awarded Compensation in the Event of an Accounting Restatement: In the event the Company is required to issue an Accounting Restatement, the Company shall promptly recoup the amount of any Erroneously Awarded Compensation received by each Covered Executive during the Applicable Period. The Administrator shall give notice to each Covered Executive of the Accounting Restatement, which shall contain a demand for payment and the amount of Erroneously Awarded Compensation to be repaid. Covered Executives shall also reimburse the Company for any expenses incurred, including reasonable attorneys’ fees.

5.Erroneously Awarded Compensation Subject to Recovery: The amount of Erroneously Awarded Compensation subject to recovery under the Policy, as determined by the Administrator, is the amount of Incentive-Based Compensation received by the Covered Executive that exceeds the amount of Incentive-Based Compensation that would have been received by the Covered Executive had it been determined based on the restated amounts. Erroneously Awarded Compensation shall be computed by the Administrator without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation. For Incentive-Based Compensation based on stock price or TSR: (a) the Administrator shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received; and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.

6.Method of Recoupment: Subject to the provisions set forth in this Policy, the Administrator shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include, without limitation (a) seeking reimbursement of all or part of any cash or equity-based award; (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid; (c) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder; and (d) any other method authorized by applicable law or contract. Subject to compliance with applicable law, the Administrator may effect recovery under this Policy from any amount otherwise payable from the Company to the Covered Executive, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Executive. Each Covered Executive, by accepting or being deemed to have accepted Incentive-Based Compensation, agrees to cooperate fully with the Administrator, and to cause any and all permitted transferees of the Covered Executive to cooperate fully with the Administrator to effectuate any forfeiture or disgorgement required hereunder. Neither the Administrator nor the Company nor any other person, other than the Covered Executive and his or her permitted transferees, if any, will be responsible for any adverse tax or other consequences to a Covered Officer or his or her permitted transferees, if any, that may arise as a result of the application of this Policy. The Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy and to do so reasonably promptly, unless the Administrator has determined that recovery would be impracticable solely for the following reasons, and subject to the following procedural and disclosure requirements:
•The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Administrator must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE.
•Recovery would violate home country law where the law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recovery any Erroneously Awarded Compensation based on violation of home country law, the

Administrator must satisfy the applicable opinion and disclosure requirements of Rule 10D-1 and the Listing Standards; or
•Recovery would likely cause an otherwise tax qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

7.No Indemnification of Covered Executives: Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Company shall not indemnify any Covered Executives against the loss of any Erroneously Awarded Compensation, or any costs related thereto, including any payment or reimbursement for the cost of third party insurance purchased by any Covered Executive to fund potential clawback obligations under this Policy.

8.Administrator Indemnification: Members of the Administrator, other Committees, and the Board shall not be personally liable for any action, determination or interpretation made in good faith with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board or its Committees under applicable law or Company policy.

9.Effective Date: This Policy shall be effective as of December 1, 2023 (the “Effective Date”) and shall apply to Incentive Compensation received by a Covered Executive on or after October 2, 2023. All clawback policy provisions contained in the Company’s Incentive Plan as described in the Company’s 2023 proxy statement not inconsistent with this Policy shall remain in full force and effect.

10.Amendment; Termination: The Administrator may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by regulatory bodies or national securities exchanges on which the Company’s securities are listed.

11.Other Recoupment Rights; Company Claims: The Administrator intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company. Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Executive arising out of or resulting from an Accounting Restatement or any other actions or omissions by the Covered Executives that violate this Policy.

12.Successors: This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

13.Exhibit Filing Requirement: A copy of this Policy and any amendments thereto shall be posted on the Company’s website and filed as an exhibit to the Company’s annual report on Form 10-K.